EXHIBIT 99.1

Almaden Announces Results of Annual General Meeting

VANCOUVER, British Columbia, June 28, 2018 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden" or the "Company") (TSX:AMM) (NYSE American:AAU) is pleased to provide the results of its Annual General Meeting held on June 28, 2018.

All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular were approved by the requisite majority of votes cast at the AGM.

The details of the voting results for the election of directors are set out below:

Nominee	Number of Votes For	Number of Votes Withheld
Duane Poliquin	22,491,774	5,653,401
Morgan Poliquin	22,488,503	5,656,672
Gerald G. Carlson	22,482,774	5,662,401
John (Jack) McCleary	22,483,849	5,661,326
Elaine Ellingham	22,479,399	5,665,776
Mark T. Brown	22,496,374	5,648,801
William J. Worrall	22,497,649	5,647,526

A total of 28,145,175 common shares, representing 27.54% of the votes attached to all outstanding shares as at the record date for the Meeting, were represented at the AGM.

Shareholders also voted 99.97% in favour of appointing Davidson & Company LLP as auditors of the Company for the ensuing year.

Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on the Company's website.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/